Exhibit 99.2

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Grubb & Ellis Company

March 31, 2012

TABLE OF CONTENTS

Grubb & Ellis Company
Financial Statements:
Unaudited Consolidated Statement of Net Assets in Liquidation (Liquidation Basis) as of March 31, 2012	2
Unaudited Consolidated Statement of Changes in Net Assets in Liquidation (Liquidation Basis) for the Period from March 27, 2012 to March 31, 2012	3
Consolidated Balance Sheet (Going Concern Basis) as of December 31, 2011	4
Unaudited Consolidated Statements of Comprehensive Loss (Going Concern Basis) for the Period from January 1, 2012 to March 27, 2012 and the Three Months Ended March 31, 2011	5
Unaudited Condensed Consolidated Statements of Cash Flows (Going Concern Basis) for the Period from January 1, 2012 to March 27, 2012 and the Three Months Ended March 31, 2011	6
Notes to Unaudited Consolidated Financial Statements	7

GRUBB & ELLIS COMPANY

UNAUDITED CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION

MARCH 31, 2012

(LIQUIDATION BASIS)

(In thousands)

ASSETS
Cash and cash equivalents	$6,820
Service fees receivable	40,759
Prepaid expenses and other assets	1,000
Property, equipment and leasehold improvements	2,669
Identified intangible assets	6,572

Total assets	$57,820

LIABILITIES AND NET ASSETS IN LIQUIDATION
Secured credit facilities	$26,993
Unsecured claims and other liabilities	30,827

Total liabilities	$57,820

NET ASSETS IN LIQUIDATION	$—

See accompanying notes to unaudited consolidated financial statements.

GRUBB & ELLIS COMPANY

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION

(LIQUIDATION BASIS)

(in thousands)

Period from March 27, 2012 to March 31, 2012
Shareowners’ deficit at March 27, 2012 (going concern basis)	$(171,107)
Changes in fair value of net assets in liquidation
Adjust assets and liabilities to net realizable value	175,906
Accrual of estimated costs to be incurred in liquidation	(4,799)

Net assets in liquidation at March 31, 2012	$—

See accompanying notes to unaudited consolidated financial statements.

GRUBB & ELLIS COMPANY

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2011

(GOING CONCERN BASIS)

(In thousands, except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents (including $481 from VIEs)	$10,190
Restricted cash	2,630
Accounts receivable from related parties — net	813
Service fees receivable — net (including $2,102 from VIEs)	24,792
Professional service contracts — net	807
Prepaid expenses and other assets (including $6 from VIEs)	5,674

Total current assets	44,906
Professional service contracts — net	1,461
Property, equipment and leasehold improvements — net	6,808
Identified intangible assets — net	19,076
Other assets — net (including $43 from VIEs)	1,985

Total assets	$74,236

LIABILITIES, PREFERRED STOCK AND SHAREOWNERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses (including $2,187 from VIEs)	$66,925
Notes payable and capital lease obligations	5,453
Credit facility (includes accrued interest)	29,489

Total current liabilities	101,867
Long-term liabilities:
Convertible notes	30,448
Notes payable and capital lease obligations	137
Other long-term liabilities	8,730
Deferred tax liabilities	2,405

Total liabilities	143,587
Commitments and contingencies (Note 8)
Preferred stock: 12% cumulative participating perpetual convertible; $0.01 par value; 1,000,000 shares authorized; 945,488 shares issued and outstanding	99,895
Shareowners’ deficit:
Common stock: $0.01 par value; 200,000,000 shares authorized; 70,348,408 shares issued and outstanding	703
Additional paid-in capital	402,961
Accumulated deficit	(572,910)

Total deficit	(169,246)

Total liabilities and shareowners’ deficit	$74,236

The abbreviation VIEs above means Variable Interest Entities.

See accompanying notes to unaudited consolidated financial statements.

GRUBB & ELLIS COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(GOING CONCERN BASIS)

(In thousands, except per share data)

	Period from January 1, 2012 to March 27, 2012	Three Months Ended March 31, 2011
REVENUE
Management services	$44,548	$59,045
Transaction services	38,861	50,452

Total revenue	83,409	109,497

OPERATING EXPENSE
Compensation costs	78,950	106,430
General and administrative	17,567	16,324
Provision for doubtful accounts	560	1,231
Depreciation and amortization	1,671	2,076
Interest	1,950	773
Impairment of property, equipment and leasehold improvements	509	—

Total operating expense	101,207	126.834

OPERATING LOSS	(17,798)	(17,337)
Other income	37	36

Loss from continuing operations before income tax benefit (provision)	(17,761)	(17,301)
Income tax benefit (provision)	1,672	—

Loss from continuing operations	(16,089)	(17,301)
Income (loss) from discontinued operations — net of taxes	2,570	(1,383)

NET LOSS	(13,519)	(18,684)
Net loss attributable to noncontrolling interests	—	(395)

NET LOSS ATTRIBUTABLE TO GRUBB & ELLIS COMPANY	(13,519)	(18,289)
Preferred stock dividends	(2,589)	(2,897)

Net loss attributable to Grubb & Ellis Company common shareowners	$(16,108)	$(21,186)

Net Loss	$(13,519)	$(18,684)
Other comprehensive income:
Net unrealized gain on investments	—	36

Total comprehensive loss	(13,519)	(18,648)
Comprehensive loss attributable to noncontrolling interests	—	(395)

Comprehensive loss attributable to Grubb & Ellis Company	$(13,519)	$(18,253)

Loss from continuing operations attributable to Grubb & Ellis Company common shareowners	$(0.26)	$(0.30)
Income (loss) from discontinued operations attributable to Grubb & Ellis Company common shareowners	0.04	(0.02)

Net loss per share attributable to Grubb & Ellis Company common shareowners	$(0.22)	$(0.32)

Basic and diluted weighted average common shares outstanding	71,777	65,664

See accompanying notes to unaudited consolidated financial statements.

GRUBB & ELLIS COMPANY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(GOING CONCERN BASIS)

(In thousands)

	Period from January 1, 2012 to March 27, 2012	Three Months Ended March 31, 2011
NET CASH USED IN OPERATING ACTIVITIES	$(409)	$(25,935)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of note receivable	—	6,126
Proceeds from repayment of advances to related parties	—	490
Purchases of property and equipment	—	(1,129)
Restricted cash	—	(251)
Acquisition of businesses — net of cash acquired	—	(150)
Advances to related parties	—	(120)
Other	—	(75)

Net cash provided by investing activities	—	4,891

CASH FLOWS FROM FINANCING ACTIVITIES
Advances on credit facilities	1,501	—
Repayments of mortgage notes, notes payable and capital lease obligations	(111)	(287)
Financing costs	(82)	—
Distributions to noncontrolling interests, net	—	(250)

Net cash provided by (used in) financing activities	1,308	(537)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	899	(21,581)
Cash and cash equivalents — beginning of period	10,190	30,919

Cash and cash equivalents — end of period	$11,089	$9,338

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Accrued preferred stock dividends	$2,589	$2,897

Conversion of preferred stock and accrued dividends into common stock	$16,036	$—

See accompanying notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BASIS OF PRESENTATION

Overview

Grubb & Ellis Company and its consolidated subsidiaries are referred to herein as “the Company,” “Grubb & Ellis,” “we,” “us,” and “our.” Grubb & Ellis, a Delaware corporation founded over 50 years ago, is a commercial real estate services and investment company. With company-owned and affiliate offices throughout the United States (“U.S.”), our professionals draw from a platform of real estate services, practice groups and investment products to deliver comprehensive, integrated solutions to real estate owners, tenants, investors, lenders and corporate occupiers. Our range of services includes tenant representation, property and agency leasing, commercial property and corporate facilities management, property sales, appraisal and valuation and commercial mortgage brokerage. Our transaction, management, consulting and investment services are supported by proprietary market research and extensive local expertise.

Basis of Presentation

As discussed further below, “Bankruptcy and 363 Asset Sale,” on February 20, 2012 the Company filed a voluntary petition for relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) with the U.S. Bankruptcy Court for the Southern District of New York. On April 13, 2012, BGC Partners, Inc. (“BGC Partners” or “BGC”) completed its acquisition of substantially all of the assets of the Company through a court-approved sale under Section 363 of the Bankruptcy Code. Although the ultimate outcome of the bankruptcy proceedings will determine whether the Company’s preferred and common stock have any value, at this time we believe that any plan of reorganization or liquidation confirmed by the Bankruptcy Court is not likely to provide for any distribution to the Company’s shareholders.

Based on the foregoing, there is substantial doubt about the Company’s ability to continue as a going concern. Accordingly, as discussed further in Note 2, our accompanying unaudited consolidated financial statements have been prepared on the liquidation basis of accounting effective March 27, 2012, the date on which the Bankruptcy Court approved the purchase of substantially all the assets of the Company.

Recent Transactions and Events

Bankruptcy and 363 Asset Sale

On February 20, 2012, we filed a voluntary petition for relief under the provisions of the Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York.

On March 27, 2012, the Bankruptcy Court approved the purchase by BGC of substantially all of the assets of the Company pursuant to a Second Amended and Restated Asset Purchase Agreement, dated April 13, 2012, between BGC and the Company (the “APA”). The APA was supplemented by a Transition Services Supplement dated April 13, 2012 between BGC and the Company (the “Supplement”) and approved by the Bankruptcy Court on April 11, 2012. The Bankruptcy Court’s order approved the sale of such assets to BGC Partners free and clear of all liens, claims and encumbrances pursuant to Section 363 of the Bankruptcy Code. On April 13, 2012, BGC Partners completed its acquisition of substantially all of the assets of the Company through a court-approved sale under Section 363 of the Bankruptcy Code. We recorded expenses of approximately $5.0 million in the period from January 1, 2012 to March 27, 2012 related to professional fees incurred in connection with the bankruptcy and 363 asset sale.

Pursuant to the APA, BGC Partners agreed to purchase from the Company substantially all of its assets in exchange for a credit bid of (a) approximately $30 million in pre-bankruptcy senior secured debt (the “Prepetition Debt”) which had been purchased at a discount, and (b) the amounts drawn by the Company under the DIP Financing. BGC also agreed to provide the following additional consideration: (i) $16 million in cash to the bankruptcy estate for the benefit of the Company’s unsecured creditors pursuant to the Settlement Agreement (described below); (ii) payment of amounts necessary to cure defaults under executory contracts and unexpired leases that BGC designates for assumption and assignment to BGC; and (iii) assumption of liability for priority claims asserted by the Company’s employees for paid-time-off to the extent such claims exceed $3 million. BGC will have the opportunity after closing to identify those contracts or real estate leases it desires to have the Company either assume and assign to BGC or reject.

The terms of the APA were agreed to by the official committee of unsecured creditors appointed in the Company’s chapter 11 cases (the “Committee”) pursuant to the Stipulation and Settlement Agreement, dated as of March 21, 2012 (the “Settlement Agreement”), and so ordered by the Bankruptcy Court on March 27, 2012. The Committee also agreed as part of the Settlement Agreement to release BGC and its affiliates, subsidiaries, officers, employees and other parties from all claims and causes of action that the Committee may be or become entitled to assert (directly, indirectly or derivatively through the Company) against BGC, including, without limitation, with respect to the validity, enforceability and priority of the Prepetition Debt and the liens securing same.

The closing of the sale to BGC occurred on April 13, 2012. Since the closing, the Company has sought and obtained from the Bankruptcy Court an order establishing a deadline of June 12, 2012 (the “Bar Date”) for all entities asserting claims against the Company to file proofs of claim. After the passage of the Bar Date, the Company will begin the process of reconciling proofs of claim with the Company’s books and records, and then attempt to formulate a chapter 11 disclosure statement and plan of liquidation to be voted on by the Company’s creditors and approved by the Bankruptcy Court. Until such time as the Company has reconciled claims and obtained the requisite creditor acceptance and Bankruptcy Court approval of such plan, any estimate of distributions to the Company’s creditors are highly uncertain. As such, any and all statements are subject to the foregoing qualification, may only be interpreted as an estimate of potential distributions to creditors at this time, and are therefore subject to change, which may be material.

Termination of Agreements with Grubb & Ellis Healthcare REIT II

On November 7, 2011, Grubb & Ellis Healthcare REIT II (“Healthcare REIT II”), a separate legal entity with an independent board of directors sponsored by us, terminated its advisory and dealer-manager relationships (collectively the “REIT agreements”) with various subsidiaries of Grubb & Ellis. The termination was effective immediately subject to a 60-day transition period which concluded on January 6, 2012. We received revenues totaling approximately $4.9 million from Healthcare REIT II for the period from January 1, 2012 to March 27, 2012. As of March 27, 2012 we have incurred organizational and offering expenses of approximately $2.5 million in excess of 1.0% of the gross proceeds of the Healthcare REIT II offering which were fully reserved for at December 31, 2011. We are currently seeking recovery of all unpaid reimbursements of expenses from Healthcare REIT II and have made numerous demands for payment. However, to date Healthcare REIT II has been unresponsive to our demands for payment and therefore the timing and ultimate collection of all such amounts are uncertain. As of March 31, 2012 we estimate that these receivables have no realizable value under the liquidation basis of accounting.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidation Basis of Accounting

The unaudited consolidated financial statements have been prepared by the Company for the period March 27, 2012 through March 31, 2012 on the liquidation basis of accounting. As a result of the Bankruptcy Court’s approval of the purchase by BGC of substantially all of the assets of the Company, the Company adopted the liquidation basis of accounting effective March 27, 2012. This basis of accounting is considered appropriate when, among other things, liquidation of a company is probable and the net realizable values of assets are reasonably determinable. Under this basis of accounting, assets are valued at their net realizable values, and liabilities are stated at their estimated settlement amounts. Under the liquidation basis of accounting, the carrying amounts of assets as of the close of business on March 27, 2012 were adjusted to their estimated net realizable values and liabilities (including the estimated costs associated with the disposition of assets, liabilities, expenses and revenues related to the liquidation) were stated at their estimated settlement amounts. Such valuation estimates were updated by the Company as of March 31, 2012.

Unaudited consolidated statements of net assets (liquidation basis) and unaudited consolidated statements of changes in net assets (liquidation basis) are the principal financial statements presented under the liquidation basis of accounting. The valuations of assets at their net realizable value and liabilities at their anticipated settlement amounts represent estimates, based on present facts and circumstances.

Under the liquidation basis of accounting, the Company is also required to estimate and accrue the costs associated with the disposition of assets, liabilities, expenses and revenues related to the liquidation. These amounts consist primarily of fees for legal and other professional service providers, compensation for remaining employees, income taxes, and other administrative expenses. Such costs were estimated to be $4.8 million as of March 31, 2012. The actual values and costs associated with the disposition of assets and liabilities are expected to differ from the amounts shown herein and may be greater than or less than the amounts recorded. Such differences may be material. Accordingly, it is not possible to predict the aggregate amount or timing of future distributions to unsecured creditors, and no assurance can be given that the amount of liquidating distributions to be received will equal or exceed the estimate of net assets in liquidation presented in the accompanying unaudited consolidated statements of net assets (liquidation basis).

The conditions required to adopt the liquidation basis of accounting were met on March 27, 2012. The conversion from the going concern to liquidation basis of accounting required management to make significant estimates and judgments. In order to record assets at estimated net realizable value and liabilities at estimated settlement amounts under the liquidation basis of accounting, the Company recorded the following adjustments as of March 27, 2012, the date of adoption of the liquidation basis of accounting (in thousands):

Net assets as of March 27, 2012 (going concern basis)	$(171,107)
Accrual of estimated costs to be incurred in liquidation	(4,799)
Adjust assets to net realizable value and liabilities to estimated settlement amount:
Write off of restricted cash	(2,650)
Recognition of unbilled receivables (1)	23,692
Write down of prepaid expenses and other assets	(4,768)
Write off of professional service contracts	(2,173)
Write down of property, equipment and leasehold improvements	(2,379)
Write down of identified intangible assets	(12,002)
Write down of secured credit facilities	4,843
Write down of unsecured claims	84,806
Write off of preferred stock (including accrued and unpaid dividends)	86,537

175,906

Net assets as of March 27, 2012 (liquidation basis)	$—

(1)	Adjustment relates to estimated realizable value of fees to be received from existing brokerage commission agreements upon the occurrence of certain future events.

We estimated the realizable value of assets at March 31, 2012 based on the fair value of purchase price consideration transferred from BGC. The consideration transferred includes approximately $30.0 million (principal amount) pre-bankruptcy senior secured debt (the “Prepetition Debt”), which BGC purchased at a discount, and which had a fair value of approximately $25.5 million as of March 27, 2012. Consideration transferred also includes approximately $5.5 million under the debtor-in-possession credit facility and $16.0 million in cash for the benefit of unsecured creditors.

Secured credit facility	$25,500
Debtor-in-possession credit facility	5,500
Cash consideration	16,000

Total fair value of consideration transferred	47,000
Estimated liabilities to be assumed	4,000
Cash and other assets not purchased	6,820

Total realizable value of assets	$57,820

Going Concern Significant Accounting Policies and Estimates

Basis of Presentation — Our accompanying unaudited consolidated financial statements for periods through March 27, 2012, have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve month period following the date of the financial statements.

Interim Unaudited Financial Data — Our accompanying unaudited consolidated financial statements have been prepared by us in accordance with generally accepted accounting principles in the United States (“GAAP”) in conjunction with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, our accompanying unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. Our accompanying unaudited consolidated financial statements reflect all adjustments, which are, in our view, of a normal and recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such full year results may be less favorable.

In preparing our accompanying unaudited consolidated financial statements, management has evaluated subsequent events through the financial statement issuance date.

We believe that although the disclosures contained herein are adequate to prevent the information presented from being misleading, our accompanying unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the notes thereto included in our 2011 consolidated financial statements.

Cash and cash equivalents — Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased. Short-term investments with remaining maturities of three months or less when acquired are considered cash equivalents. Cash decreased from $11,089 as of March 27, 2012, as reported on the unaudited condensed consolidated statement of cash flows to $6,820 as of March 31, 2012.

Restricted Cash — Restricted cash is comprised primarily of cash reserve accounts pledged to lenders that have provided standby letters of credit for the benefit of various insurance providers and lessors. As of December 31, 2011, the restricted cash balance was $2.6 million under the going concern basis of accounting. We expect the letters of credit will be drawn down by the beneficiaries and as a result we do not anticipate recovery of the restricted cash balances. Accordingly, at March 31, 2012, the restricted cash balances were estimated to have no realizable value.

Litigation — We routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and an analysis of historical experience. Therefore, we have recorded reserves related to certain legal matters for which we believe it is probable that a loss will be incurred and the range of such loss can be estimated. With respect to other matters, we have concluded that a loss is only reasonably possible or remote, or is not estimable and, therefore, no liability is recorded. Assessing the likely outcome of pending litigation, including the amount of potential loss, if any, is highly subjective. Our judgments regarding likelihood of loss and our estimates of probable loss amounts may differ from actual results due to difficulties in predicting the outcome of jury trials, arbitration hearings, settlement discussions and related activity, and various other uncertainties. Due to the number of claims which are periodically asserted against us, and the magnitude of damages sought in those claims, actual losses in the future could significantly exceed our current estimates. Such matters are currently stayed as a result of our bankruptcy filing on February 20, 2012.

3.	IDENTIFIED INTANGIBLE ASSETS

Identified intangible assets consist of the following:

(In thousands)	March 31, 2012	December 31, 2011
	(Liquidation basis)	(Going concern basis)
Trade name	$6,172	$6,172
Affiliate agreements	10,600	10,600
Customer relationships	8,725	8,725

	25,497	25,497
Accumulated amortization	(6,923)	(6,421)

Intangible assets, net (going concern basis)	18,574	$19,076

Adjustment to realizable value	(12,002)

Intangible assets at net realizable value	$6,572

Amortization expense recorded for the identified intangible assets was approximately $0.5 million and $1.1 million for the period from January 1, 2012 to March 27, 2012 and the three months ended March 31, 2011, respectively. Amortization expense is included in “Depreciation and amortization” in the accompanying unaudited consolidated statements of comprehensive loss.

4.	SECURED CREDIT FACILITIES

At December 31, 2011, we had outstanding balances including accrued interest of $29.5 million under our secured credit facility. On February 17, 2012, BGC acquired the note underlying the credit facility. The credit facility matured on March 1, 2012. The Company is currently in default under this credit facility. At March 31, 2012 the estimated settlement value of this credit agreement was $25.5 million.

In addition, in conjunction with the bankruptcy filing, BGC agreed to provide senior secured super priority debtor-in-possession financing (“the DIP credit facility”) up to $5.5 million. The DIP credit facility bears interest at 8% interest. As of March 31, 2012, the outstanding balance drawn on this facility was $1.5 million. The Company estimates the settlement value of the DIP credit facility to be $1.5 million.

5.	UNSECURED CLAIMS AND OTHER LIABILITIES

Unsecured claims and other liabilities consist of the following:

(In thousands)	March 31, 2012	December 31, 2011
Accounts payable and accrued expenses	$64,420	$66,925
Convertible Notes	30,528	30,448
Notes payable and capital lease obligations	5,478	5,590
Other long-term liabilities	8,786	8,730
Deferred tax liabilities	2,405	2,405

Unsecured claims and other liabilities (going concern basis)	111,617	$114,098

Adjustment to estimated settlement amount	(80,790)

Unsecured claims and other liabilities at settlement amount	$30,827

The Company is in default on the Convertible Notes and other notes payable and capital lease obligations at March 31, 2012.

6.	SEGMENT DISCLOSURE

Management has determined the reportable segments identified below according to the types of services offered and the manner in which operations and decisions are made. We operate in the following reportable segments:

Management Services — Management Services provides property management and related services for owners of investment properties and facilities management services for corporate owners and occupiers.

Transaction Services — Transaction Services advises buyers, sellers, landlords and tenants on the sale, leasing, financing and valuation of commercial property and includes our national accounts group and national affiliate program operations.

We also have certain corporate-level activities including interest income from notes and advances, property rental related operations, legal administration, accounting, finance, and management information systems which are not considered separate operating segments.

We evaluate the performance of our segments based upon operating (loss) income. Operating (loss) income is defined as operating revenue less compensation and general and administrative costs and excludes other rental related, rental expense, interest expense, depreciation and amortization and certain other operating and non-operating expenses. The accounting policies of the reportable segments are the same as those described in our summary of significant accounting policies (See Note 2).

(In thousands)	Period from January 1, 2012 to March 27, 2012	Three Months Ended March 31, 2011
Management Services
Revenue	$44,548	$59,045
Compensation costs	7,594	8,680
Transaction commissions and related costs	2,686	3,778
Reimbursable salaries, wages and benefits	28,683	39,553
General and administrative	1,889	3,191
Provision for doubtful accounts	569	471

Segment operating income	3,127	3,372
Transaction Services
Revenue	38,861	50,452
Compensation costs	12,127	15,468
Transaction commissions and related costs	26,527	33,238
General and administrative	9,054	9,896
Provision for doubtful accounts	(9)	759

Segment operating loss	(8,838)	(8,909)
Reconciliation to net loss attributable to Grubb & Ellis Company:
Total segment operating loss	(5,711)	(5,537)
Non-segment:
Corporate overhead (compensation, general and administrative costs)	(10,083)	(6,441)
Share-based compensation	2,264	(1,692)
Severance, retention and related charges	(138)	(818)
Depreciation and amortization	(1,671)	(2,076)
Interest	(1,950)	(773)
Impairment of property, equipment and leasehold improvements	(509)	—
Other income	37	36

Loss from continuing operations before income tax benefit (provision)	(17,761)	(17,301)
Income tax benefit	1,672	—

Loss from continuing operations	(16,089)	(17,301)
Income (loss) from discontinued operations	2,570	(1,383)

Net loss	(13,519)	(18,684)
Net loss attributable to noncontrolling interests	—	(395)

Net loss attributable to Grubb & Ellis Company	$(13,519)	$(18,289)

7.	DISCONTINUED OPERATIONS

During 2011, we completed the sale of Daymark Realty Advisors and Alesco Global Advisors. In addition, our agreements with Healthcare REIT II were terminated effective January 6, 2012.

The net results of discontinued operations of Daymark, Alesco and our investment management segment, which managed Healthcare REIT II and from which we have no significant ongoing cash flows or significant continuing involvement, are reflected in the unaudited consolidated statements of comprehensive loss as discontinued operations.

The following table summarizes the income (loss) and expense components — net of taxes that comprised discontinued operations for the period from January 1, 2012 to March 27, 2012 and the three months ended March 31, 2011:

(In thousands)	Period from January 1, 2012 to March 27, 2012	Three Months Ended March 31, 2011
Revenue	$4,895	$6,731
Rental related revenue	—	3,860
Compensation costs	(363)	(7,879)
General and administrative	(63)	(6,522)
Provision for doubtful accounts	(197)	(1,095)
Depreciation and amortization	(3)	(1,393)
Rental related expense	—	(2,344)
Interest	—	(1,544)
Real estate related recoveries	—	9,024
Goodwill and intangible asset impairment	—	(480)
Other (expense) income	(10)	259
Income tax expense	(1,689)	—

Income (loss) from discontinued operations — net of taxes	$2,570	$(1,383)

8.	COMMITMENTS AND CONTINGENCIES

Claims and Lawsuits — We are involved in lawsuits relating to certain of the investment management offerings of our former affiliate, Grubb & Ellis Realty Investors, LLC (“GERI”), in particular, its TIC programs. These lawsuits allege a variety of claims in connection with these offerings, including mismanagement, breach of contract, negligence, fraud and breach of fiduciary duty, among other claims. Plaintiffs in these suits seek a variety of remedies, including rescission, actual and punitive damages, and attorneys’ fees and costs. The damages being sought are unspecified and to be determined at trial. It is difficult to predict the ultimate disposition of these lawsuits and our ultimate liability with respect to such claims and lawsuits. It is also difficult to predict the cost of defending these matters and to what extent claims will be covered by our existing insurance policies. Such matters are currently stayed as a result of our bankruptcy filing on February 20, 2012.

9.	PREFERRED STOCK

Each share of Preferred Stock is convertible, at the holder’s option, into our common stock, par value $0.01 per share at a conversion rate of 60.606 shares of common stock for each share of Preferred Stock, which represents a conversion price of approximately $1.65 per share of common stock, a 10.0% premium to the closing price of the common stock on October 22, 2009. In addition, upon conversion, accrued unpaid dividends are convertible into shares of common stock at the conversion ratio of 0.60606 shares of common stock per $1.00. As of March 27, 2012, the maximum number of shares of common stock that could be required to be issued upon conversion of the Preferred Stock, including accrued unpaid dividends, was 55.7 million shares of common stock. During the period January 1, 2012 through March 27, 2012, certain holders of Preferred Stock converted 143,880 shares of Preferred Stock, including accrued and unpaid dividends, into 10.0 million shares of common stock.

Holders of Preferred Stock may require us to repurchase their Preferred Stock upon the occurrence of a “Fundamental Change” (as defined in the Certificate of Designations) with respect to any Fundamental Change that occurs prior to November 15, 2014, at a repurchase price equal to 110% of the sum of the initial liquidation preference plus accumulated but unpaid dividends. Due to the bankruptcy filing and the sale of substantially all of our assets, a Fundamental Change has occurred such that the Preferred Stock is redeemable by the holders. Although the ultimate outcome of the bankruptcy proceedings will determine whether the Company’s preferred and common stock have any value, at this time we believe that any plan of reorganization or liquidation confirmed by the Bankruptcy Court is not likely to provide for any distribution to the Company’s shareholders.

10.	EARNINGS (LOSS) PER SHARE

We compute earnings (loss) per share in accordance with the requirements of the Earnings Per Share Topic. Under the Earnings Per Share Topic, basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common and common equivalent shares of stock outstanding during the periods utilizing the treasury stock method for stock options and unvested restricted stock.

The following is a reconciliation between weighted-average shares used in the basic and diluted earnings (loss) per share calculations:

(In thousands, except per share amounts)	Period from January 1, 2012 to March 27, 2012	Three Months Ended March 31, 2011
Numerator for (loss) income per share — basic:
Loss from continuing operations	$(16,089)	$(17,301)
Less: Net loss attributable to noncontrolling interests	—	395
Less: Preferred dividends	(2,589)	(2,897)

Loss from continuing operations attributable to Grubb & Ellis Company common shareowners	$(18,678)	$(19,803)

Income (loss) from discontinued operations attributable to Grubb & Ellis Company common shareowners	$2,570	$(1,383)
Net loss attributable to noncontrolling interests	—	—

Net loss attributable to Grubb & Ellis Company common shareowners	$(16,108)	$(21,186)

Denominator for (loss) income per share — basic:
Weighted-average number of common shares outstanding	71,777	65,664
(Loss) income per share — basic:
Loss from continuing operations attributable to Grubb & Ellis Company common shareowners	$(0.26)	$(0.30)

Income (loss) from discontinued operations attributable to Grubb & Ellis Company common shareowners	$0.04	$(0.02)

Net loss per share attributable to Grubb & Ellis Company common shareowners	$(0.22)	$(0.32)

(Loss) income per share — diluted(1):
Loss from continuing operations attributable to Grubb & Ellis Company common shareowners	$(0.26)	$(0.30)

Income (loss) from discontinued operations attributable to Grubb & Ellis Company common shareowners	$0.04	$(0.02)

Net loss per share attributable to Grubb & Ellis Company common shareowners	$(0.22)	$(0.32)

Total participating shareowners:
(as of the end of the period used to allocate earnings)
Preferred shares (as if converted to common shares)	55,679	58,527
Unvested restricted stock	1,802	4,258
Unvested phantom stock	1,769	3,833

Total participating shares	59,250	66,618

Total vested common shares outstanding	78,583	65,889

(1)	Excluded from the calculation of diluted weighted-average common shares as of March 27, 2012 and March 31, 2011 were the following securities, the effect of which would be anti-dilutive:

(In thousands)	March 27, 2012	March 31, 2011
Outstanding unvested restricted stock	1,802	4,258
Outstanding options to purchase shares of common stock	104	321
Outstanding unvested shares of phantom stock	1,769	3,833
Convertible preferred shares (as if converted to common shares)	55,679	58,527
Convertible notes (as if converted to common shares)	14,036	14,036

Total	73,390	80,975

11.	INCOME TAXES

The components of income tax (provision) benefit from continuing operations for the period from January 1, 2012 to March 27, 2012 and the three months ended March 31, 2011 consisted of the following:

(In thousands)	Period from January 1, 2012 to March 27, 2012	Three Months Ended March 31, 2011
Current:
Federal	$—	$—
State	8	35
Foreign	(25)	(35)

	$(17)	$—

Deferred:
Federal	1,491	—
State	198	—

	1,689	—

	$1,672	$—

We regularly review our deferred tax assets for realizability and have established a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. Due to the cumulative pre-tax book loss in the past three years and the inherent volatility of our business in recent years, we believe that this negative evidence supports the position that a valuation allowance is required pursuant to ASC 740, Income Taxes, (“Income Taxes Topic”). Management determined that as of March 31, 2012, $145.2 million of deferred tax assets do not satisfy the recognition criteria set forth in the Income Taxes Topic. Accordingly, a valuation allowance has been recorded for this amount. If released, the entire amount would result in a benefit to continuing operations.

We recognized a tax benefit from continuing operations of approximately $1.7 million for the three months ended March 31, 2012, compared to a tax expense of $0.0 million for the same period in 2011. In 2012 and 2011, the reported effective income tax rates were

9.4% and 0.0%, respectively. The hypothetical benefit in continuing operations is fully offset by income taxes charged to discontinued operations as described in the Income Taxes Topic. The 2012 and 2011 effective tax rates include the effect of valuation allowances recorded against deferred tax assets to reflect our assessment that it is more likely than not that some portion of the deferred tax assets will not be realized. Our deferred tax assets are primarily attributable to net operating losses and share-based compensation.

12.	SUBSEQUENT EVENTS

Acquisition by BGC Partners, Inc.

On April 13, 2012, BGC completed the acquisition of substantially all of the assets of the Company.

Departure of Directors and Certain Officers

On April 17, 2012, Thomas P. D’Arcy resigned as President and Chief Executive Officer of the Company and from all other officer positions he holds with the Company and its subsidiaries. He remains a director of the Company.